

May 15, 2012

Via Email
Mr. Kelly J. Stopher
Chief Financial Officer
JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, Idaho 83854

> **Re:** **JayHawk Energy, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2011**
> **Filed February 15, 2012**
> **Response material submitted April 20, 2012**
> **File No. 0-53311**

Dear Mr. Stopher:

We reviewed your filing and response material and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2011

General

1.   We note that although you submitted draft revisions to some pages of your annual report in response to our letter dated February 29, 2012, you did not provide a written response to the comments in that letter. You should submit a written reply to each comment in our prior letter, indicating how you have addressed each of the concerns outlined in our comments. And you should submit a written reply to each comment in this letter, along with a complete draft amendment to your annual report on Form 10-K. Please ensure that your draft amendment includes all pages and that these are properly numbered.

2.   Please provide, with your next response letter, the acknowledgements in writing as requested in the closing comments section of this letter.

Description of Business and Properties, page 3

3.   We note you have not complied with prior comment two, regarding the information about
        your oil and gas properties required by Items 1202 through 1208 of Regulation S-K. For
        example, you have not included the disclosures specified under Items 1202(a)(4),
        1202(a)(7), 1204, 1205, 1206, 1207, and 1208 of Regulation S-K. Further, although you
        have disclosure in many sections of your filing indicating you have both oil and natural
        gas reserves, you only present oil reserves on page 45. Under FASB ASC 932-235-50-4
        and 5, as in Item 1202(a)(4) of Regulation S-K, you are required to disclose reserve
        estimates for each of these commodities. Please comply with your reporting obligations.

Oil and Gas Properties, page 4

Reserves, page 5

4.   We note that you submitted a report from McDaniel & Associates Consultants Ltd. in
        response to prior comment three. However, the report does not conform with nor include
        all of the information required by Item 1202(a)(8) of Regulation S-K and will therefore
        need to be replaced or revised. The report should be a summary of the procedures
        performed and succinctly address each of the points in Item 1202(a)(8). Presently, it does
        not include the information prescribed within subparagraphs (iv), (vi), (vii) and (viii).

        In addition, language in the closing paragraph on page 2 of the report stating it was
        prepared "…for the exclusive use of JayHawk Energy Inc. and is not to be reproduced,
        distributed or made available, in whole or in part, to any person, company or organization
        other than JayHawk Energy Inc. without the knowledge and consent of McDaniel &
        Associates Consultants Ltd" should be removed because the report is required by Item
        1202(a)(8) of Regulation S-K.

        Please obtain and file a report from McDaniel & Associates Consultants Ltd., which
        resolves these concerns. Please ensure that it includes only relevant information and is
        properly formatted for submission on EDGAR.

5.   We note that you have not resolved nor addressed the concerns outlined in the second
        point of prior comment four. The guidance in Instruction 1 to Item 1202 of Regulation S-
        K generally precludes reporting reserve values, unless certain criteria are met. The
        revisions you propose suggest correlation of "reserve value" and the "standardized
        measure of discounted future net cash flows" for your proved oil and gas reserves as of
        September 30, 2010, with nominal variance, although there is a significant discrepancy
        between the corresponding measures as of September 30, 2011.

        However, given that you have not established correlation or revised labeling as
        previously advised, you should remove all dollar values from the reserve tables originally

reported on pages 5 and 46. If you add disclosure disaggregating the standardized measure of discounted future net cash flows among the various categories of your proved oil and gas reserves, the totals of all categories should agree with the disclosures beginning on page 46, which are required by FASB ASC 932-235-50-30 through 36.

In addition, since you deleted probable reserves in your draft revisions to the reserve tables, you should tell us the reason and also remove related disclosure that no longer applies, pertaining to probable reserves.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief